TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Financial results

Consolidated vehicle unit sales in Japan and overseas decreased by 135 thousand units, or 6.3%, to 2,013 thousand units in FY2023 first quarter (the first quarter ended June 30, 2022) compared with FY2022 first quarter (the first quarter ended June 30, 2021). Vehicle unit sales in Japan decreased by 97 thousand units, or 19.4%, to 403 thousand units in FY2023 first quarter compared with FY2022 first quarter. Overseas vehicle unit sales decreased by 37 thousand units, or 2.3%, to 1,610 thousand units in FY2023 first quarter compared with FY2022 first quarter.

The results of operations for FY2023 first quarter were as follows:

Sales revenues	¥8,491.1 billion	(an increase of ¥555.5 billion or 7.0% compared with FY2022 first quarter)

Operating income	¥578.6 billion	(a decrease of ¥418.8 billion or 42.0% compared with FY2022 first quarter)

Income before income taxes	¥1,021.7 billion	(a decrease of ¥235.4 billion or 18.7% compared with FY2022 first quarter)

Net income attributable to Toyota Motor Corporation	¥736.8 billion	(a decrease of ¥161.0 billion or 17.9% compared with FY2022 first quarter)

The changes in operating income were as follows:

Effects of marketing activities	a decrease of ¥115.0 billion

Effects of changes in exchange rates	an increase of ¥195.0 billion

Cost reduction efforts	a decrease of ¥275.0 billion

Increase or decrease in expensesand expense reduction efforts	a decrease of ¥125.0 billion

Other	a decrease of ¥98.8 billion

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations increased by ¥478.8 billion, or 6.6%, to ¥7,720.1 billion in FY2023 first quarter compared with FY2022 first quarter. However, operating income decreased by ¥330.8 billion, or 42.4%, to ¥449.2 billion in FY2023 first quarter compared with FY2022 first quarter. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices as well as decreases in both production volume and vehicle unit sales.

(ii)	Financial services:

Sales revenues for the financial services operations increased by ¥73.2 billion, or 12.7%, to ¥652.1 billion in FY2023 first quarter compared with FY2022 first quarter. However, operating income decreased by ¥81.5 billion, or 41.6%, to ¥114.5 billion in FY2023 first quarter compared with FY2022 first quarter. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(iii)	All other:

Sales revenues for all other businesses increased by ¥21.1 billion, or 8.8%, to ¥262.3 billion in FY2023 first quarter compared with FY2022 first quarter. However, operating income decreased by ¥3.2 billion, or 15.1%, to ¥18.3 billion in FY2023 first quarter compared with FY2022 first quarter.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Geographic information

(i)	Japan:

Sales revenues in Japan decreased by ¥196.8 billion, or 4.8%, to ¥3,899.7 billion in FY2023 first quarter compared with FY2022 first quarter, and operating income decreased by ¥181.7 billion, or 35.1%, to ¥336.7 billion in FY2023 first quarter compared with FY2022 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales as well as the unfavorable impact of soaring materials prices.

(ii)	North America:

Sales revenues in North America increased by ¥474.8 billion, or 16.5%, to ¥3,349.9 billion in FY2023 first quarter compared with FY2022 first quarter. However, operating income decreased by ¥234.2 billion, or 94.1%, to ¥14.5 billion in FY2023 first quarter compared with FY2022 first quarter. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices as well as the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(iii)	Europe:

Sales revenues in Europe decreased by ¥13.9 billion, or 1.4%, to ¥973.0 billion in FY2023 first quarter compared with FY2022 first quarter, and operating income decreased by ¥10.4 billion, or 34.8%, to ¥19.6 billion in FY2023 first quarter compared with FY2022 first quarter. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices.

(iv)	Asia:

Sales revenues in Asia increased by ¥263.6 billion, or 17.2%, to ¥1,795.6 billion in FY2023 first quarter compared with FY2022 first quarter, and operating income increased by ¥46.1 billion, or 27.7%, to ¥212.7 billion in FY2023 first quarter compared with FY2022 first quarter. The increase in operating income was mainly due to the effects of changes in exchange rates.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by ¥140.5 billion, or 20.4%, to ¥828.7 billion in FY2023 first quarter compared with FY2022 first quarter. However, operating income decreased by ¥19.5 billion, or 29.9%, to ¥45.8 billion in FY2023 first quarter compared with FY2022 first quarter. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2022	June 30, 2022
Assets
Current assets
Cash and cash equivalents		6,113,655	6,685,012
Trade accounts and other receivables		3,142,832	2,938,876
Receivables related to financial services		7,181,327	7,770,781
Other financial assets		2,507,248	2,696,661
Inventories		3,821,356	4,022,898
Income tax receivable		163,925	242,291
Other current assets		791,947	947,547

Total current assets		23,722,290	25,304,067

Non-current assets
Investments accounted for using the equity method		4,837,895	4,830,904
Receivables related to financial services		14,583,130	16,163,485
Other financial assets		9,517,267	9,938,805
Property, plant and equipment
Land		1,361,791	1,388,607
Buildings		5,284,620	5,470,510
Machinery and equipment		13,982,362	14,734,386
Vehicles and equipment on operating leases		6,781,229	7,248,654
Construction in progress		565,528	598,352

Total property, plant and equipment, at cost		27,975,530	29,440,508

Less - Accumulated depreciation and impairment losses		(15,648,890)	(16,524,264)

Total property, plant and equipment, net		12,326,640	12,916,244

Right of use assets		448,412	454,152
Intangible assets		1,191,966	1,190,300
Deferred tax assets		342,202	408,521
Other non-current assets		718,968	728,713

Total non-current assets		43,966,482	46,631,124

Total assets		67,688,771	71,935,191

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2022	June 30, 2022
Liabilities
Current liabilities
Trade accounts and other payables		4,292,092	3,981,456
Short-term and current portion of long-term debt		11,187,839	12,185,076
Accrued expenses		1,520,446	1,652,407
Other financial liabilities		1,046,050	1,355,080
Income taxes payable		826,815	506,495
Liabilities for quality assurance		1,555,711	1,674,232
Other current liabilities		1,413,208	1,666,386

Total current liabilities		21,842,161	23,021,132

Non-current liabilities
Long-term debt		15,308,519	16,881,527
Other financial liabilities		461,583	629,173
Retirement benefit liabilities		1,022,749	1,059,003
Deferred tax liabilities		1,354,794	1,461,153
Other non-current liabilities		544,145	574,661

Total non-current liabilities		18,691,790	20,605,516

Total liabilities		40,533,951	43,626,648

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		498,575	498,776
Retained earnings		26,453,126	26,873,431
Other components of equity		2,203,254	3,032,336
Treasury stock		(3,306,037)	(3,426,775)

Total Toyota Motor Corporation shareholders’ equity		26,245,969	27,374,818

Non-controlling interests		908,851	933,725

Total shareholders’ equity		27,154,820	28,308,543

Total liabilities and shareholders’ equity		67,688,771	71,935,191

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first quarter ended June 30, 2021	For the first quarter ended June 30, 2022
Sales revenues
Sales of products	VIII	7,362,417	7,844,455
Financial services	VIII	573,140	646,661

Total sales revenues	VIII	7,935,558	8,491,116

Costs and expenses
Cost of products sold		6,014,841	6,700,127
Cost of financial services		271,078	399,840
Selling, general and administrative		652,150	812,494

Total costs and expenses		6,938,068	7,912,462

Operating income		997,489	578,655

Share of profit (loss) of investments accounted for using the equity method		161,483	171,069
Other finance income		72,065	125,793
Other finance costs		(7,484)	(19,362)
Foreign exchange gain (loss), net		25,921	183,259
Other income (loss), net		7,746	(17,667)

Income before income taxes		1,257,220	1,021,748

Income tax expense		330,679	263,496

Net income		926,540	758,253

Net income attributable to
Toyota Motor Corporation		897,832	736,820
Non-controlling interests		28,708	21,432

Net income		926,540	758,253

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	IX	64.23	53.65

Diluted	IX	64.22	—

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first quarter ended June 30, 2021	For the first quarter ended June 30, 2022
Net income		926,540	758,253
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		1,565	41,613
Remeasurements of defined benefit plans		(4,361)	(3,528)
Share of other comprehensive income of equity method investees		61,695	(60,004)

Total of items that will not be reclassified to profit (loss)		58,899	(21,919)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		78,998	918,143
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		11,224	(87,260)
Share of other comprehensive income of equity method investees		70,200	121,095

Total of items that may be reclassified subsequently to profit (loss)		160,422	951,978

Total other comprehensive income, net of tax		219,322	930,059

Comprehensive income		1,145,862	1,688,311

Comprehensive income for the period attributable to
Toyota Motor Corporation		1,117,394	1,635,179
Non-controlling interests		28,469	53,132

Comprehensive income		1,145,862	1,688,311

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first quarter ended June 30, 2021

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2021		397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income		—	—	897,832	—	—	897,832	28,708	926,540
Other comprehensive income, net of tax		—	—	—	219,561	—	219,561	(240)	219,322

Total comprehensive income		—	—	897,832	219,561	—	1,117,394	28,469	1,145,862

Transactions with owners and other
Dividends paid	VII	—	—	(377,453)	—	—	(377,453)	(19,494)	(396,947)
Repurchase of treasury stock		—	—	—	—	(21,600)	(21,600)	—	(21,600)
Reissuance of treasury stock		—	34	—	—	49	83	—	83
Equity transactions and other		—	70	—	—	—	70	1,104	1,174

Total transactions with owners and other		—	104	(377,453)	—	(21,551)	(398,900)	(18,389)	(417,290)

Reclassification to retained earnings		—	—	30,778	(30,778)	—	—	—	—

Balances at June 30, 2021		397,050	497,379	24,655,333	1,496,510	(2,923,231)	24,123,041	893,861	25,016,901

For the first quarter ended June 30, 2022
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2022		397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income		—	—	736,820	—	—	736,820	21,432	758,253
Other comprehensive income, net of tax		—	—	—	898,359	—	898,359	31,699	930,059

Total comprehensive income		—	—	736,820	898,359	—	1,635,179	53,132	1,688,311

Transactions with owners and other
Dividends paid	VII	—	—	(385,792)	—	—	(385,792)	(25,187)	(410,979)
Repurchase of treasury stock		—	—	—	—	(121,311)	(121,311)	—	(121,311)
Reissuance of treasury stock		—	334	—	—	573	907	—	907
Equity transactions and other		—	(133)	—	—	—	(133)	(3,071)	(3,204)

Total transactions with owners and other		—	201	(385,792)	—	(120,739)	(506,330)	(28,258)	(534,588)

Reclassification to retained earnings		—	—	69,277	(69,277)	—	—	—	—

Balances at June 30, 2022		397,050	498,776	26,873,431	3,032,336	(3,426,775)	27,374,818	933,725	28,308,543

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first quarter ended June 30, 2021	For the first quarter ended June 30, 2022
Cash flows from operating activities
Net income		926,540	758,253
Depreciation and amortization		439,778	503,366
Interest income and interest costs related to financial services, net		(83,022)	(178,125)
Share of profit (loss) of investments accounted for using the equity method		(161,483)	(171,069)
Income tax expense		330,679	263,496
Changes in operating assets and liabilities, and other		(588,367)	(286,225)
Interest received		198,692	309,518
Dividends received		241,885	338,516
Interest paid		(89,881)	(80,904)
Income taxes paid, net of refunds		(255,863)	(692,736)

Net cash provided by (used in) operating activities		958,958	764,087

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(335,088)	(374,083)
Additions to equipment leased to others		(739,484)	(458,483)
Proceeds from sales of fixed assets excluding equipment leased to others		9,996	16,925
Proceeds from sales of equipment leased to others		419,887	427,753
Additions to intangible assets		(64,515)	(71,861)
Additions to public and corporate bonds and stocks		(868,405)	(353,453)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		640,954	282,823
Other, net	X	1,563,755	79,467

Net cash provided by (used in) investing activities		627,100	(450,912)

Cash flows from financing activities
Increase (decrease) in short-term debt		(80,929)	160,646
Proceeds from long-term debt		2,128,592	2,238,120
Payments of long-term debt		(3,320,588)	(1,940,196)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(377,453)	(385,792)
Dividends paid to non-controlling interests		(19,494)	(25,187)
Reissuance (repurchase) of treasury stock		(21,517)	(121,311)

Net cash provided by (used in) financing activities		(1,691,389)	(73,721)

Effect of exchange rate changes on cash and cash equivalents		17,901	331,904

Net increase (decrease) in cash and cash equivalents		(87,430)	571,357

Cash and cash equivalents at beginning of period		5,100,857	6,113,655

Cash and cash equivalents at end of period		5,013,426	6,685,012

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first quarter ended June 30, 2022, the condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed quarterly consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2022, since the condensed quarterly consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed quarterly consolidated financial statements were approved on August 4, 2022 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Significant accounting policies

Toyota’s condensed quarterly consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2022.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed quarterly consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed quarterly consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2022.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first quarter ended June 30, 2021:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	7,233,324	573,140	129,094	—	7,935,558
Inter-segment revenues and transfers	7,921	5,712	112,131	(125,765)	—

Total	7,241,245	578,852	241,225	(125,765)	7,935,558
Operating expenses	6,461,150	382,776	219,581	(125,439)	6,938,068

Operating income	780,095	196,076	21,644	(325)	997,489

For the first quarter ended June 30, 2022:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	7,717,491	646,661	126,964	—	8,491,116
Inter-segment revenues and transfers	2,613	5,463	135,398	(143,473)	—

Total	7,720,104	652,124	262,361	(143,473)	8,491,116
Operating expenses	7,270,846	537,611	243,984	(139,978)	7,912,462

Operating income	449,258	114,513	18,377	(3,495)	578,655

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first quarter ended June 30, 2021:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,150,774	2,813,461	942,080	1,373,730	655,512	—	7,935,558
Inter-segment revenues and transfers	1,945,888	61,561	44,916	158,270	32,699	(2,243,334)	—

Total	4,096,661	2,875,022	986,997	1,531,999	688,211	(2,243,334)	7,935,558
Operating expenses	3,578,118	2,626,171	956,924	1,365,387	622,824	(2,211,356)	6,938,068

Operating income	518,543	248,851	30,073	166,612	65,387	(31,978)	997,489

For the first quarter ended June 30, 2022:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	1,909,042	3,262,851	923,768	1,576,341	819,115	—	8,491,116
Inter-segment revenues and transfers	1,990,725	87,053	49,272	219,323	9,607	(2,355,981)	—

Total	3,899,767	3,349,904	973,040	1,795,664	828,722	(2,355,981)	8,491,116
Operating expenses	3,563,003	3,335,305	953,427	1,582,936	782,887	(2,305,095)	7,912,462

Operating income	336,765	14,599	19,612	212,728	45,836	(50,886)	578,655

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first quarter ended June 30,
	2021	2022
Japan	1,652,916	1,375,874
North America	2,859,747	3,274,863
Europe	894,249	872,707
Asia	1,446,752	1,612,365
Other	1,081,894	1,355,307

Total	7,935,558	8,491,116

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows:

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 26% and 74% (as of March 31, 2022) and 25% and 75% (as of June 30, 2022) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 85% (as of March 31, 2022) and 86% (as of June 30, 2022) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.

The fair values of the Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the date of the event or change in circumstances that caused the transfer:

	Yen in millions
	March 31, 2022
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	61,376	96,136	1,674	159,186
Stocks	—	—	149,890	149,890
Derivative financial instruments	—	419,173	—	419,173
Other	307,446	158,355	—	465,801

Total	368,822	673,665	151,563	1,194,051

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,542,949	2,739,591	20,178	6,302,719
Stocks	3,162,805	—	169,404	3,332,209
Other	9,505	139	—	9,644

Total	6,715,259	2,739,730	189,583	9,644,571

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(497,198)	—	(497,198)

Total	—	(497,198)	—	(497,198)

	Yen in millions
	June 30, 2022
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	70,672	93,804	1,403	165,879
Stocks	—	—	175,335	175,335
Derivative financial instruments	—	636,068	—	636,068
Other	310,689	165,936	—	476,625

Total	381,361	895,807	176,738	1,453,906

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,985,357	2,663,120	22,499	6,670,976
Stocks	3,157,453	—	184,590	3,342,043
Other	7,963	155	—	8,118

Total	7,150,772	2,663,275	207,090	10,021,137

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(648,227)	—	(648,227)

Total	—	(648,227)	—	(648,227)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended June 30, 2021 and 2022:

	Yen in millions
	For the first quarter ended June 30, 2021
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	27,623	638,917	—	666,540
Total gains (losses)
Net income (loss)	167	(375)	—	(208)
Other comprehensive income (loss)	—	(15,334)	—	(15,334)
Purchases and issuances	782	1,575	—	2,357
Sales and settlements	(1,374)	(105)	—	(1,479)
Transfer to (from) Level 3	(5,834)	(64,469)	—	(70,304)
Others	728	49,704	—	50,432

Balance at end of period	22,092	609,912	—	632,004

	Yen in millions
	For the first quarter ended June 30, 2022
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	21,852	319,294	—	341,146
Total gains (losses)
Net income (loss)	(78)	15,594	—	15,516
Other comprehensive income (loss)	—	6,425	—	6,425
Purchases and issuances	—	4,008	—	4,008
Sales and settlements	(54)	(2,023)	—	(2,077)
Transfer to (from) Level 3	(327)	—	—	(327)
Others	2,509	16,627	—	19,136

Balance at end of period	23,902	359,925	—	383,828

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities.

“Others” includes foreign currency translation adjustments for the first quarter ended June 30, 2021 and 2022.

Transfer to (from) Level 3 of stocks recognized in the first quarter ended June 30, 2021 is due to the listing of investees.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2022
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	21,764,457	—	—	22,074,593	22,074,593
Interest-bearing liabilities
Long-term debt (Including current portion)	21,970,573	—	17,899,087	3,824,531	21,723,618

	Yen in millions
	June 30, 2022
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	23,934,266	—	—	24,134,227	24,134,227
Interest-bearing liabilities
Long-term debt (Including current portion)	24,055,895	—	18,974,827	4,574,192	23,549,019

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows:

For the first quarter ended June 30, 2021

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 12, 2021	Common shares	377,453	135.00	March 31, 2021	May 28, 2021

For the first quarter ended June 30, 2022

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 11, 2022	Common shares	385,792	28.00	March 31, 2022	May 27, 2022

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. The dividend per share amount based on the Board of Directors Meeting held on May 11, 2022 reflects the amount after the stock split.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII. Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first quarter ended June 30,
	2021	2022
Sales of products
Automotive
Vehicles	6,053,670	6,454,128
Parts and components for production	355,717	409,497
Parts and components for after service	571,203	656,271
Other	252,733	197,596

Total automotive	7,233,324	7,717,491
All other	129,094	126,964

Total sales of products	7,362,417	7,844,455
Financial services	573,140	646,661

Total sales revenues	7,935,558	8,491,116

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first quarter ended June 30, 2021
Net income attributable to Toyota Motor Corporation	897,832

Basic earnings per share attributable to Toyota Motor Corporation	897,832	13,979,050	64.23
Effect of dilutive securities
Model AA Class Shares	23	1,248

Diluted earnings per share attributable to Toyota Motor Corporation	897,855	13,980,297	64.22

For the first quarter ended June 30, 2022
Net income attributable to Toyota Motor Corporation	736,820

Basic earnings per share attributable to Toyota Motor Corporation	736,820	13,732,569	53.65
Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	—	—	—

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. “Basic earnings per share attributable to Toyota Motor Corporation” and “Diluted earnings per share attributable to Toyota Motor Corporation” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Diluted earnings per share attributable to Toyota Motor Corporation” is not disclosed for the first quarter ended June 30, 2022, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥1,604,506 million and 219,625 million for the first quarter ended June 30, 2021 and 2022, respectively.

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of June 30, 2022 is ¥3,634,129 million. Liabilities for guarantees totaling ¥22,092 million have been provided as of June 30, 2022. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil relating to Takata airbag issues. The actions in Mexico, Israel and Brazil are being litigated. The action in Australia has been resolved.

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. On April 7, 2022, Toyota received an unfavorable judgment in the court of first instance. The judgment included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the judgment and has filed an appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the condensed quarterly consolidated financial statements as a result of the aforementioned judgment, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgement of the court of first instance, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”), and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.